Exhibit 99.8

Crèdit Andorrà Financial Group Selects NICE Actimize to
Strengthen its Global Anti-Money Laundering Solutions Strategy

Relying on NICE Actimize’s depth of global AML experience, Crèdit Andorrà is working to protect its network of institutions from reputational risk

Hoboken, N.J., April 23, 2018 – Facing the complexities of global regulations, Crèdit Andorrà Financial Group has selected NICE Actimize, a NICE (Nasdaq:NICE) business and the leader in Autonomous Financial Crime Management, to strengthen its anti-money laundering solutions strategy. Crèdit Andorrà Financial Group, the benchmark bank in Andorra, will integrate a suite of NICE Actimize anti-money laundering solutions into its financial crime operations in order to more effectively address the world’s anti-money laundering regulations. Crèdit Andorrà’s holdings include financial institutions in Luxembourg, Panama and Spain, as well as a United States-based broker-dealer.

Among NICE Actimize’s competitive AML offerings, Crèdit Andorrà chose its Suspicious Activity Monitoring, Customer Due Diligence and Watchlist Filtering solutions because of NICE Actimize’s deep industry experience, strong vision, and continued investment and commitment to AML technologies, including intelligent automation and machine learning capabilities. NICE Actimize’s functionality for CDD supports the complete lifecycle assessment and re-assessment of customer risk as part of Know Your Customer (KYC) regulatory requirements including complex beneficial ownership structures.

Christophe Canler, Chief Risk & Compliance Officer, Crèdit Andorrà
“Maintaining our reputation as a benchmark bank is important to Crèdit Andorrà, and with the recent pressure to comply with EU and US regulations and other global requirements around money laundering, we knew we had to work with an industry leader to address the demands of our institutions located in a range of countries. Andorra attracts investors from around the world, making it all the more critical to have a sophisticated framework that evaluates customer onboarding and monitors transactions effectively. We identified NICE Actimize as the provider with the most effective solutions across all key areas of anti-money laundering, offering us a solid roadmap that will help our institutions grow and adapt with future market fluctuations.”

Joe Friscia, President, NICE Actimize
“NICE Actimize is pleased to bring the strength of our anti-money laundering portfolio and our robust product roadmap to the network of financial services organizations under Credit Andorra’s management,” said Joe Friscia, President, NICE Actimize. “As regulators tighten rules around customer onboarding and criminal entities work harder, NICE Actimize is committed to advancing its anti-money laundering solutions. Leveraging our experience in advanced analytics and transaction monitoring solutions, our objective is to leverage intelligence and automation to reduce human effort and error, meeting regulators’ requirements to detect and report sophisticated crime schemes.”

By addressing such complexities as changing criminal abuses of the financial system, regulatory requirements, high personnel costs, and dramatic shifts in technology, NICE Actimize’s recently-announced Autonomous Financial Crime Management approach represents a shift in unifying and mitigating risk through targeted utilization of big data, advanced analytics everywhere, artificial intelligence and robotic process automation which in concert reduce reputational risk and handle these issues more effectively.

For further information on NICE Actimize’s integrated anti-money laundering solutions, please click here.

About Crèdit Andorrà Financial Group
Crèdit Andorrà is a financial group offering universal banking services in Andorra and private banking and asset management services on an international scale, supplemented with other business lines which are offered from the Group’s insurance arm. With a record going back for almost 70 years, the Group has a presence in Europe and America, and carries out its social actions through the Crèdit Andorrà Foundation. https://www.creditandorragroup.com/en

Over the last fifteen years, Crèdit Andorrà was named Bank of the Year in Andorra by 'The Banker', published by the Financial Times Group, on nine occasions

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia and Mr. Kanler are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.